FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2005

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: November 7, 2005	/s/ Donat Madilo Donat Madilo Treasurer

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Banro Corporation 1 First Canadian Place Suite 7070, 100 King Street West Toronto, Ontario M5X 1E3

Item 2	Date of Material Change

October 25, 2005

Item 3	News Release

The news release (the “News Release”) was issued on October 25, 2005 through Canada NewsWire.

Item 4	Summary of Material Change

See item 5 below.

Item 5	Full Description of Material Change

Banro Corporation (the “Company” or “Banro”) announced in the News Release further positive exploration results from the Company’s wholly-owned Lugushwa project, located on the Twangiza-Namoya gold belt in the Democratic Republic of the Congo (the “DRC”).

Closely spaced trench results received from the G20 prospect at Lugushwa include 70.5 metres averaging 4.90 g/t Au in trench T6B and 93 metres at 2.24 g/t Au from trench T10. On the D18 prospect, results include 12 metres averaging 1.75 g/t Au and 29 metres at 1.30 g/t Au from trench TL58720 as well as 10 metres averaging 6.30 g/t Au and 16 metres at 1.93 g/t Au from trench TL58560. At the newly delineated Kimbangu prospect, the first trench intersected 39 metres averaging 8.67 g/t Au, including 25 metres at 11.76 g/t Au.

The more significant new Lugushwa trench results received are summarised in the tables below together with a full table of trench results received to date. A Lugushwa locality plan is annexed to this report after page 5 of this report.

NEW TRENCH RESULTS

PROSPECT	TRENCH	FROM (metres)	TO (metres)	LENGTH (metres)	Au (g/t)

G20	T6B	0	70.	70.50	4.90

G20	T8	28	87	59.00	1.87

G20	T10	0	93	93.00	2.24

G20	T12	0	95	95.00	2.08

KIMBANGU	TL59840A/B	0	39	39.00	8.67
	including	13	38	25.00	11.76

PROSPECT	TRENCH	FROM (metres)	TO (metres)	LENGTH (metres)	Au (g/t)

D18	TL58720	152	164	12	1.75
	And	167	196	29.00	1.30

D18	TL58560	99	109	10.00	6.30
	And	310	326	16.00	1.93

In addition, two of the three previously announced trenches (T3 and T4) have been extended with the following mineralized lengths incorporating the previously announced trench results (see the Company’s press release dated July 8, 2005).

PROSPECT	TRENCH	FROM (metres)	TO (metres)	LENGTH (metres)	Au (g/t)

G20	T3/3A/3B	88	126	38.00	1.69
	And	131	246	115.00	1.62

G20	T4/4A	105	127	22.00	1.38
	And	140	264	124.00	3.72

The G20 trench results are from previously excavated exploration trenches and represent close spaced (20 to 50 metres apart) trenches at variable orientations and cover an area of 25,000 square metres. These trenches were resampled to verify previous historical results with the recent results indicating that the gold mineralization is more extensive than the historical data. The geological setting of the mineralization at G20 consists of sericite chlorite schists and interbedded quartzites with mineralized quartz veins occurring as a network of interlocking conjugate sets with trends oriented from NNW-SSE to NNE –SSW and in an E-W direction with dips to the E and N respectively. At the D18 prospect, trenches TL58720 and TL58560 are orientated NW-SE and are 160 metres apart. Mineralization at prospect D18 is similar to that at G20.

The first trench on the new Kimbangu prospect, 1,000 metres ENE of prospect D18, intersected 39 metres averaging 8.67 g/t Au and is perpendicular to the soil anomaly trend. Initial geological mapping indicates a similar geological setting to prospect G20 and consists of sericite schists and interbedded quartzites with gold mineralization associated with a network of interlocking quartz veins trending NNW-SSE to NNE –SSW and in an E-W direction.

A total of 2,250 metres of trenching have now been completed at Lugushwa with the collection of 3,044 rock samples for analysis.

All trench results received to date from Lugushwa are tabulated below:

					MINERALIZATION

PROSPECT	TRENCH ID	NORTHING (UTM)	EASTING (UTM)	LENGTH (m)	AZIMUTH	FROM (m)	TO (m)	LENGTH (m)	Au (g/t)

G20	TN1/T1A	9623982	595439.5	358	160				UM

G20	*T3/3A/3B	9624157.1	595532	251	160	66.0	72.0	6.0	1.48

						88.0	126.0	38.0	1.69

						131.0	246.0	115.0	1.62

G20	*T4/4A	9624149	595486	535	162	80.0	86.0	6.0	1.70

						105.0	127.0	22.0	1.38

						140.0	264.0	124.0	3.72

						519.0	526.0	7.0	1.09

G20	*T5/5A	9623983	595489	341	160	129.5	130.5	2.0	1.00

						178.0	261.6	83.6	1.97

G20	T6	9624021	595591	79	208	0.0	79.0	79.0	4.05

G20	T6B	9623981	595559	71	210	0.0	70.5	70.5	4.90

G20	T8	9624052	595543	87	210	28.0	87.0	59.0	1.87

G20	T9	9623959	595619	60	210	0.0	52.0	52.0	1.16

G20	T10	9624033	595551	93	206	0.0	93.0	93.0	2.24

G20	T12	9624013	595603	95	205	0.0	95.0	95.0	2.08

Kimbangu	TL59840A/B	9624550	597380	148	135	0.0	39.0	39.0	8.67

						104.0	107.0	3.0	2.30

D18	TL58720	9624512	595473	208	135	152.0	164.0	12.0	1.75

						167.0	196.0	29.0	1.30

D18	TL58560	9624472	595303	449	135	99.0	109.0	10.0	6.30

						141.0	145.0	4.0	3.25

						310.0	326.0	16.0	1.93

						332.0	335.0	3.0	1.98

						365.0	369.0	4.0	1.53

* = Previously reported trench results with extensions UM = Unmineralized

A total of 2,630 soil samples were collected and submitted for analysis. Soil geochemical results received to date from Lugushwa highlight a prominent 1,700 metre long, north trending gold in soil anomaly which then trends northeastwards at the D18/19 prospects for additional 1,400 metres to include the new Kimbangu prospect (see the locality plan annexed to this report after page 5 of this report). The 500 metre long Kimbangu soil anomaly represents a new grassroots discovery and is not associated with any previous mining activity.

South of the G20/21 prospects, the gold in soil anomaly remains open and further soil sampling will be undertaken in this area to fully outline the extent of the soil anomaly to the south.

The gold in soil geochemical anomaly associated with the Mapale prospect to the north now appears to represent a separate parallel NE-SW trending mineralized trend. A number of soil anomalies have been identified along the Mapale trend and will require follow up. Initial geological mapping at Mapale indicates that the dominant rock types are quartzites and sericite chlorite schists. Quartz veins occur as a network of interlocking conjugate sets with trends oriented from N-S to NE-SW and dipping to the E, SE and NW.

The above trench sampling was undertaken at approximately one metre intervals and the assay composites are uncut. Soil sampling was undertaken at 40 metres along lines 80 to 160 metres apart. The soil and trench samples were analysed for gold by fire assay using a 50g sample at S.G.S.‘s accredited Mwanza Geochemical Laboratory in Tanzania and at the accredited ALS

4

Chemex Laboratory in Johannesburg. Internationally recognised standards and blanks were inserted as part of the Company’s QA/QC analytical procedures.

Trenching, geological mapping and geochemical sampling are continuing at the G20, D18, Kimbangu, and Simali prospects to better define the mineralized trends prior to drilling.

A previous study by independent geological consultants Steffen, Robertson and Kirsten (UK) Ltd. (“SRK”) on historic data at Lugushwa outlined an Inferred Mineral Resource of 37,000,000 tonnes grading 2.3 g/t Au, equivalent to 2,735,000 ounces of gold (see the Company’s press release dated February 28, 2005).

Commenting on these new results at Lugushwa, Peter Cowley, President and C.E.O. of the Company, said: “These trench and soil results demonstrate the upside potential at Lugushwa in terms of both the historically known mineralization and in delineating new prospect areas such as Kimbangu.”

Additional information with respect to the Lugushwa property is contained in SRK’s report dated February 2005. A copy of this report can be obtained from SEDAR at www.sedar.com and from the Company’s website at www.banro.com.

At Banro’s other project areas along the Twangiza-Namoya gold belt, core drilling is continuing at the Namoya project area while at Twangiza, the exploration camp has now been established with gridding and geological mapping underway.

In Bukavu, the mobile sample preparation facility has been successfully commissioned and is now fully operational. This preparation facility should result in a reduced turnaround time for assay results.

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. Led by a proven management team with extensive gold and African experience, Banro’s strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Qualified Person
The exploration results disclosed in this report have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company’s geological staff based in Bukavu, DRC which includes a “qualified person” (as such term is defined in National Instrument 43-101), Michael Skead (Aus.I.M.M), the Company’s Vice President of Exploration.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change referred to herein and this report are as follows:

Arnold T. Kondrat (Executive Vice President) — (416) 366-2221.

Item 9	Other Information

Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission (the “SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used in this report, such as “inferred”“resources”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in the Company’s Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Forward-Looking Statements: This report contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan,” “expect,”“project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words or statements that certain events or conditions “may” or “will” occur, and include without limitation, statements regarding potential mineralization and resources, exploration results and future plans and objectives of the Company. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Factors that could cause such differences include changes in world gold markets and equity markets, political developments in the DRC, changes to regulations affecting the Company’s activities, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting drilling results and other ecological data and the other risks involved in the gold exploration and development industry. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

Item 10	Date of Report

November 3, 2005

Lugushwa Project

(Trench Results And >100 ppb Soil Anomalies)

594300E
595300E
596300E
597300E
598300E
9627500N
9626500N
9625500N
9624500N
9623500N
N
1000m
MAPALE
(39m@8.67g/t)
KIMBANGU
(12m@1.75g/t)
SIMALI
D18-19
(10m@6.30g/t)
(29m@1.30g/t)
(70.5m@4.90g/t)
(16m@1.93g/t)
G20-21
(124m@3.72g/t)
LEGEND
>100ppb Au in soil
Artisanal Mining Areas
Trench with intersections